Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold
M Oswald Fogle

2(b) Relationship to Issuer
Director

2(c) Address Street
1073 Zion Church Road Orangburg, SC 29115

3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through

whom the sec are to be offered/each market maker who is acquiring the securities LPL Financial
4707 Executive Drive
San Diego, CA 92121-3091

Edward Jones
12555 Manchester Road
Saint Louis, MO 63131


3(c) Number of share or other units to be sold
10,000

3(d)Aggregate Market Value
$900,000.00

3(e) Number of shares or other units outstanding
29,213,000

3(f) Approximate Date of Sale
1/30/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates from 1999 to 2015


Nature of Acquisition Transaction
Purchases

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
10,000

Date of Payment:
Various dates from 1999 to 2015


Nature of Payment:
Cash


Table II  Securities sold during past 3 months:
N/A